UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              St. John Knits, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   790289 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                               James P. Kelley
Robert E. Gray                                 Vestar Capital Partners III, L.P.
17422 Derian Avenue                            1225 17th Street, Suite 1660
Irvine, California 92614                       Denver, Colorado  80202
(714) 863-1171                                 (303) 292-6300

                                 with copies to

Paul A. Rowe                                   Robert L. Friedman
Hewitt & McGuire, LLP                          Simpson Thacher & Bartlett
19900 MacArthur Boulevard, Suite 1050          425 Lexington Avenue
Irvine, California 92612                       New York, New York 10017
(949) 798-0500                                 (212) 455-2000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box |X|.

Note: See Rule 13d-7(b) for other parties to whom copies are to be sent. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 790289 10 2                                               Page 2 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robert E. Gray
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               420,000(1)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             658,079(2)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        420,000(1)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        658,079(2)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,078,079
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.34%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

(1) Represents 420,000 shares of Common Stock underlying exercisable employee stock options issued to Robert Gray by the Company

(2) Includes 603,439 shares which are owned by the Gray Family Trust, a revocable living trust, of which Robert Gray and Marie Gray serve as co-trustees. In addition, includes 54,640 shares which are owned by the Kelly Ann Gray Trust, of which Robert Gray and Marie Gray serve as co-trustees.

CUSIP No. 790289 10 2                                               Page 3 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Marie Gray
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               80,000(3)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             658,079(2)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        80,000(3)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        658,079(2)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      738,079
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      4.43%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

(2) Includes 603,439 shares which are owned by the Gray Family Trust, a revocable living trust, of which Robert Gray and Marie Gray serve as co-trustees. In addition, includes 54,640 shares which are owned by the Kelly Ann Gray Trust, of which Robert Gray and Marie Gray serve as co-trustees.

(3) Represents 80,000 shares of Common Stock underlying exercisable employee stock options issued to Marie Gray by the Company.

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790289 10 2                                               Page 4 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kelly A. Gray
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               607,904(4)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        607,904(4)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      607,904
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.65%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

(4) Includes 60,000 shares of Common Stock underlying exercisable employee stock options issued to Kelly Gray by the Company.

CUSIP No. 790289 10 2                                               Page 5 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gray Family Trust
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      California
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               603,439
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        603,439
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      603,439
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.64%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

CUSIP No. 790289 10 2                                               Page 6 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kelly Ann Gray Trust
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      California
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               54,640
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        54,640
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      54,640
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.33%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

CUSIP No. 790289 10 2                                               Page 7 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Vestar Capital Partners III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      Not applicable. See Item 3.
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,205,983
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

CUSIP No. 790289 10 2                                               Page 8 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Vestar Associates III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      Not applicable. See Item 3.
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,205,983
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

CUSIP No. 790289 10 2                                               Page 9 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Vestar Associates Corporation III
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      Not applicable. See Item 3.
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,205,983
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

CUSIP No. 790289 10 2                                              Page 10 of 18
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Vestar/Gray Investors LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      Not applicable. See Item 3.
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,205,983
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

This Amendment No. 4 (this "Amendment") amends and supplements the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed on December 17, 1998, as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2") and Amendment No. 3 ("Amendment No. 3"), on behalf of Robert E. Gray, Marie Gray, Kelly A. Gray, the Gray Family Trust, a revocable living trust (all references in the Schedule 13D to the "Gray Family Trust" are hereby amended to refer to the "Gray Family Trust, a revocable living trust") and the Kelly Ann Gray Trust (collectively, the "Gray Stockholders"), and Vestar/Gray Investors LLC, a Delaware limited liability company ("Vestar/Gray"), Vestar Capital Partners III, L.P. ("Vestar"), Vestar Associates III, L.P. ("Vestar Associates III"), Vestar Associates Corporation III (Vestar Associates Corporation III, together with Vestar/Gray, Vestar and Vestar Associates III, the "Vestar Reporting Persons" and, together with the Gray Stockholders, the "Reporting Persons"), relating to the Common Stock, no par value ("Common Stock"), of St. John Knits, Inc., a California corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

This Amendment is being filed in connection with a Voting Agreement among Vestar, Vestar/Gray and the Gray Stockholders dated as of February 2, 1999 (the "Voting Agreement"), which Voting Agreement is further described in Item 4. A copy of the Voting Agreement is filed herewith as Exhibit 7.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the fourth paragraph thereof:

Vestar/Gray is a Delaware limited liability company of which Vestar is the sole member. Vestar/Gray was formed to effect the proposed transactions described in
Item 4 below and has not engaged in any activities other than those incident to its formation and to such proposed transactions. The address and principal business office of Vestar/Gray is 1225 17th Street, Suite 1660, Denver, Colorado 80202.

Item 3. Source and Amount of Funds.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Beneficial ownership by the Vestar Reporting Persons of the shares of Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired through the execution by Vestar, Vestar/Gray and the Gray Stockholders of the Voting Agreement relating to the shares of Common Stock owned by the Gray Stockholders (the "Subject Shares"). None of the Vestar Reporting Persons has made any payments in connection with the execution of the Voting Agreement. The Voting Agreement was entered into to induce the Vestar Reporting Persons to enter into, and in consideration for their entering into, the Merger Agreement, which Merger Agreement is further described in Item 4. A copy of the Merger Agreement is filed herewith as Exhibit 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the final paragraph and by adding the following at the end thereof:

As described in Item 6, the Purchasers amended the Letter three times and extended their proposal through February 2, 1999.

On February 2, 1999, the Company, St. John Knits International, Incorporated, a wholly owned subsidiary of the Company ("Parent"), Pearl Acquisition Corp. ("Acquisition"), and SJKAcquisition, Inc. a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company will continue as the surviving corporation (the "Reorganization Merger") and providing further that Acquisition will thereafter be merged with and into Parent (the "Acquisition Merger"), with Parent as the surviving corporation.

At the effective time of the Reorganization Merger (the "Effective Time of the Reorganization Merger"), each share of common stock of the Company issued and outstanding immediately prior to the Effective Time of the Reorganization Merger will be converted into one validly issued, fully paid and nonassessable share of common stock, no par value, of the surviving corporation.

At the effective time of the Acquisition Merger (the "Effective Time of the Acquisition Merger"), each share of common stock of Acquisition issued and outstanding immediately prior to the Effective Time of the Acquisition Merger will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01, of Parent ("Parent Common Stock"). Each share of Parent Common Stock outstanding immediately prior to the Effective Time of the Acquisition Merger will be converted into either (A) the right to retain, at the election of the holder thereof and subject to the terms of the Merger Agreement, one share of Parent Common Stock ("Electing Shares") or (B) the right to receive $30 in cash.

The aggregate number of shares of Parent Common Stock to be converted into the right to receive Parent Common Stock at the Effective Time of the Acquisition Merger (the "Non-Cash Election Number") will be equal to 456,047 (which is equal to approximately 3% of the outstanding shares of the Company). Because of the changed capital structure of the Company following the Acquisition Merger, these shares will represent approximately 7% of the pro forma equity in the Parent following the consummation of the Acquisition Merger.

If the number of Electing Shares exceeds the Non-Cash Election Number, then the number of Electing Shares to be converted into the right to retain Parent Common Stock will be reduced pro rata (on a consistent basis among stockholders who made the election to retain Parent Common Stock) and, to the extent of such reduction, a stockholder's Electing Shares will be converted into cash.

If the number of Electing Shares is less than the Non-Cash Election Number, then
(i) all Electing Shares will
be converted into the right to retain Parent Common Stock and (ii) additional shares of Parent Common Stock other than Electing Shares will be converted into the right to retain Parent Common Stock (on a consistent basis among stockholders who held shares of Parent Common Stock as to which they did not make the election to retain Parent Common Stock), pro rata to the number of shares as to which they did not make such election.

Stockholders of Parent otherwise entitled to fractional shares of Parent Common Stock shall be paid cash in lieu of fractional shares.

The obligations of the parties to the Merger Agreement to effect the transactions contemplated therein are subject to certain conditions, and prior to the receipt of the necessary shareholder approval for the Reorganization Merger, the Company or Acquisition may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

Because approval of the Company's shareholders is required by applicable law in order to consummate the Mergers, the Company will submit the Reorganization Merger to its stockholders for approval. The affirmative vote of both (a) the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and (b) the holders of a majority of the shares of Common Stock present in person or by proxy and voting at the shareholders meeting, excluding for such purposes shares of the persons who filed this Schedule 13D, is required to approve the Reorganization Merger.

If consummated, the Mergers will result in Vestar and its affiliates becoming the controlling stockholders of the Company.

If the Reorganization Merger is completed as planned, the officers and directors of the Company will become the officers and directors of Parent. If the Acquisition Merger is completed as planned, (i) the board of directors of Parent will consist of the directors of Acquisition immediately prior to the Effective Time of the Acquisition Merger, together with those directors of Parent not resigning in accordance with the Merger Agreement, and (ii) the officers of Parent immediately prior to the Effective Time of the Acquisition Merger will be the initial officers of Parent following the Acquisition Merger, until the earlier of their resignation or removal or the election and qualification of their successors.

At the Effective Time of the Reorganization Merger, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time of the Reorganization Merger will be the articles of incorporation of the surviving corporation until thereafter further amended as provided therein and under applicable law and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time of the Reorganization Merger will be the bylaws of the surviving corporation until thereafter amended or repealed in accordance with their terms or in accordance with the terms of the articles of incorporation of the Company following the Reorganization Merger. At the Effective Time of the Acquisition Merger, (i) the certificate of incorporation of Parent as in effect immediately prior to the Effective Time of the Acquisition Merger will be the certificate of incorporation of the surviving corporation until thereafter further amended as provided therein and under applicable law and (ii) the bylaws of Parent as in effect immediately prior to the Effective Time of the Acquisition Merger will be the bylaws of the surviving corporation until thereafter amended or repealed in accordance with their terms or in accordance with the terms of the certificate of incorporation of Parent following the Acquisition Merger. The authorized capital stock of Acquisition consists of 10,000 shares of common stock, par value $.01 per share, all of which are owned by Vestar/Gray.

If the Mergers are completed as planned, Vestar expects to cause the Company to seek (i) to have the shares of Common Stock cease to be listed on the New York Stock Exchange and (ii) if in conformity with applicable law and regulation, to have the shares of Common Stock deregistered under the Exchange Act.

It is not expected that Parent will pay dividends following the consummation of the Mergers.

Concurrently with and as a further condition to the execution and delivery of the Merger Agreement, Vestar, Vestar/Gray and the Gray Stockholders entered into the Voting Agreement. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements contained in the Voting Agreement with respect to the Subject Shares will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, the Gray Stockholders have agreed pursuant to the Voting Agreement to vote, and have given Vestar/Gray their irrevocable proxy to vote, the Subject Shares in favor of the Merger and in favor of certain related agreements and actions and against certain other enumerated actions or agreements (together with the Merger, the "Merger Related Matters"). Subject to the terms and conditions of the Voting Agreement, all of the Gray Stockholders have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding the Company, to refrain from selling, pledging, encumbering, assigning or otherwise disposing of (including by gift) any of the Subject Shares, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

Pursuant to the Voting Agreement, the Gray Stockholders have agreed to vote all the shares of Common Stock issued and outstanding and owned by them as of the date of the Voting Agreement, as well as any shares with respect to which any of them shall become the beneficial owner after the date of the Voting Agreement and prior to the record date for the shareholders meeting to vote on the Reorganization Merger, in favor of the Merger.

The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 6 and 7 hereto, and which are incorporated herein by reference.

Except as described above and elsewhere herein, none of the Reporting Persons or, to the best of their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of
Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of paragraphs (a) and (b) thereof:

As of February 2, 1999, Vestar/Gray owned no shares of Common Stock.

As of February 2, 1999, in accordance with the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Vestar Reporting Persons may be deemed to beneficially own the shares of Common Stock subject to the Voting Agreement, which requires the Gray Stockholders to vote such shares (and any shares issued upon the exercise of options) in favor of the Merger Related Matters and grants a proxy to Vestar/Gray to vote the Subject Shares in favor thereof. The Subject Shares constitute in the aggregate approximately 7.27% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in its Merger Agreement to be outstanding as of January 31, 1999 and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act). The Gray Stockholders beneficially own in the aggregate approximately 10.30% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in its Merger Agreement to be outstanding as of January 31, 1999 and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

The sole member of Vestar/Gray is Vestar and therefore, Vestar has power to direct the voting of and the disposition of any shares of Common Stock deemed to be beneficially owned by Vestar/Gray. As a result, Vestar may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Vestar/Gray. Vestar is controlled by its sole general partner, Vestar Associates III, and Vestar Associates III is controlled by its sole general partner, Vestar Associates Corporation III. As a result, Vestar Associates III and Vestar Associates Corporation III may be deemed to beneficially own the shares of Common Stock deemed to be beneficially owned by Vestar/Gray.

As executive officers and directors of Vestar Associates Corporation III, Messrs. O'Connell, Kelley, Alpert, Nagle, Melwani, Rosner, Levy, Dovidio and Schwartz may be deemed to beneficially own any shares of Common Stock beneficially owned by Vestar/Gray.

None of the Vestar Reporting Persons nor Vestar/Gray has made any payments in connection with the execution of either the Merger Agreement or the Voting Agreement.

(c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of each of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the final paragraph and by adding the following at the end thereof:

On January 31, 1999, Vestar agreed to extend its proposal through February 2, 1999.

Except for the Voting Agreement described in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

      6. Agreement and Plan of Merger among St. John Knits, Inc., St. John Knits International, Incorporated, SJKAcquisition, Inc. and Pearl Acquisition Corp., dated as of February 2, 1999.

      7. Voting Agreement among Vestar Capital Partners III, L.P., Vestar/Gray Investors LLC, Robert E. Gray, Marie Gray, Kelly A. Gray, the Gray Family Trust and the Kelly Ann Gray Trust, dated as of February 2, 1999.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Robert E. Gray
                                          --------------------------------------
                                          ROBERT E. GRAY

                                          /s/ Marie Gray
                                          --------------------------------------
                                          MARIE GRAY

                                           /s/ Kelly A. Gray
                                          --------------------------------------
                                          KELLY A. GRAY


                                          GRAY FAMILY TRUST

                                          By: /s/ Robert E. Gray
                                              ----------------------------------
                                              Name: Robert E. Gray

                                          By: /s/ Marie Gray
                                              ----------------------------------
                                              Name: Marie Gray


                                          KELLY ANN GRAY TRUST

                                          By: /s/ Robert E. Gray
                                              ----------------------------------
                                              Name: Robert E. Gray

                                          By: /s/ Marie Gray
                                              ----------------------------------
                                              Name: Marie Gray

                                          VESTAR CAPITAL PARTNERS III, L.P.
                                          By: Vestar Associates III, L.P.
                                          Its: General Partner

                                          By: Vestar Associates Corporation III
                                          Its: General Partner

                                          By:  /s/ James P. Kelley
                                             -----------------------------------
                                               Name: James P. Kelley


                                          VESTAR ASSOCIATES III, L.P.

                                          By: Vestar Associates Corporation III
                                          Its: General Partner

                                          By:  /s/ James P. Kelley
                                             -----------------------------------
                                               Name: James P. Kelley


                                          VESTAR ASSOCIATES CORPORATION III

                                          By:  /s/ James P. Kelley
                                             -----------------------------------
                                               Name: James P. Kelley


February 5, 1999